Exhibit 2

British American Tobacco p.l.c. (“the Company”)

1 July 2026

Issue of Shares

In accordance with PRM 1.6.4R, the Company (LEI: 213800FKA5MF17RJKT63) confirms that between 1 June 2026 and 30 June 2026 it has issued and allotted 12,044 ordinary shares of 25 pence each (ISIN GB0002875804) “Shares” in connection with the British American Tobacco p.l.c. Sharesave Scheme.

The Shares were admitted to trading on the London Stock Exchange Main Market under the Company’s existing block admission of shares for this purpose dated 1 May 2015 and 3 March 2025 (the “Block Admission”). 1,443,662 ordinary shares (not yet in issue) remain subject to the Block Admission.

The Shares rank equally and are fully fungible with the existing issued ordinary shares of the Company.

Following this issuance of Shares, the Company confirms that as at 30 June 2026, the Company’s issued share capital consisted of 2,165,321,922 Shares with voting rights and 132,654,339 Shares held in Treasury.

Chris Worlock
Assistant Secretary

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